Exhibit 99.1

Hepsiburada Announces Voting Results of the Extraordinary General Assembly Meeting, New Board Committees Composition and the Appointment of a General Counsel and Corporate Secretary

ISTANBUL, January 31, 2025 -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces the voting results of the Extraordinary General Assembly Meeting of Shareholders (“EGM”) held on January 31, 2025, the new composition of the Committees of its Board of Directors (“Board”), and the appointment of a General Counsel and Corporate Secretary.

EGM Voting Results

The EGM was duly called and held in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings. A quorum was present at the EGM in accordance with Articles 21 and 26 of the Company’s Articles of Association and the TCC.

Shareholders at the EGM decided the following, by the majority of votes present:

•	To approve the election of Messrs. Mikheil Lomtadze, Tengiz Mosidze, Yuri Didenko, Pavel Mironov, Sandro Berdzenishvili and Erman Kalkandelen as members of the Board, and Messrs. Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Stefan Gross-Selbeck as independent members of the Board for a term of two years, until January 31, 2027; and consequently, to decrease the total number of the Board members, from eleven to nine.

•	To appoint Mr. Mikheil Lomtadze, as Chairman of the Board and Mr. Yuri Didenko as Vice Chairman of the Board.

•	To approve, as per the Board’s proposal, the following amendments to the Articles of Association of the Company, which reflect the termination of the privileges accorded to Class A shares following the transfer of all outstanding Class A shares to Kaspi:

o	the amendment of Article 6 titled “Capital”, as a result of which both Class A and Class B shares, as well as references to the Classes of shares located at the last paragraph of the Article have been removed,

o	the abrogation of Article 7 titled “Transfer of Shares”,

o	the abrogation of Article 7/A titled “Partial or Full Termination of Share Classes and Privileged Votes”,

o	the amendment of Article 8 titled “Capital Increase and Decrease”, as a result of which all references to the Classes of shares have been removed,

o	the amendment of Article 23 titled “Voting Right and Appointment of Proxy” as a result of which the provision granting 15 votes per one Class A share in General Assembly meetings and the references to Class B shares included in the same provision have been removed,

o	the amendment of Article 26 titled “Amendment in Articles of Association”, as a result of which the provision requiring a special meeting and approval by Class A shareholders for General Assembly decisions that violate the rights of privileged Class A shares has been removed,

o	the amendment of Article 38 titled “Compliance with Corporate Governance Principles”, as a result of which the reference to Provisional Article 1 of the Articles of Association has been removed,

o	the abrogation of Provisional Article 1, which imposed the requirement that at least one-third of the Board consist of independent members by the 2021 Ordinary General Assembly Meeting, due to its provisional nature, and

o	the abrogation of Provisional Article 2 detailing the distribution of shares and the privilege structure during the transition to the registered capital system, due to its provisional nature.

Changes to the Composition of the Committees of the Board

Hepsiburada further announces that today, in accordance with the Turkish Commercial Code, the newly appointed Board determined the composition of its Committees which are as follows with immediate effect:

•	Audit Committee: Messrs. Tayfun Bayazıt, Ahmet Ashaboğlu and Stefan Gross-Selbeck

•	Early Detection of Risk Committee: Messrs. Tayfun Bayazıt, Ahmet Ashaboğlu and Yuri Didenko

•	Corporate Governance Committee: Messrs. Tayfun Bayazıt, Ahmet Ashaboğlu and Yuri Didenko

The distribution of duties within the Committees of the Board, including the assignment of the role of chairperson, will be decided subsequently by each of the Committees.

Appointment of a General Counsel and Corporate Secretary

Hepsiburada further announces that on January 24, 2025, the Board appointed Güneş Akman Özcan, who has been performing the functions and duties of acting General Counsel and Corporate Secretary of the Board since January 1, 2024, to these roles in a principal capacity effective as of January 1, 2025.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2023 annual report filed with the SEC on Form 20-F on April 30, 2024 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfillment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported nearly 57.5 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact
ir@hepsiburada.com

Media Contact
corporatecommunications@hepsiburada.com